Exhibit 99.82

Suite 1900 – 570 Granville Street
Vancouver, BC, V6C 3P1
Tel.: (604) 682-4002
Fax: (604) 682-4003

August 11, 2011	TSX: TMM

NEWS RELEASE

Timmins Gold Reports First Quarter Production Results
Gold Sales of 17,965 ounces During Quarter
Expansion to 18,000 tonnes per day Complete

Vancouver, BC - Timmins Gold Corp. (TSX:TMM) is pleased to report preliminary production results for the first quarter ended June 30, 2011. The Company sold 17,965 gold ounces during the quarter. This represents a 59% increase in gold sales over the first quarter of fiscal 2011. The Company produced 16,676 gold ounces and 9,089 silver ounces during the quarter.

Category	April – June 2011	April – June 2010	% Change
Ore (Dry tonnes)	1,648,230	905,296	82%
Average Grade (g/t Au)	0.762	0.7180	6%
Waste Mined	4,239,138	4,077,568	4%
Total Mined (tonnes)	5,887,368	4,982,864	18%
Strip Ratio	2.57	4.50	- 43%
Processed Ore	1,239,075	905,296	37%
Average Grade Processed Ore (g/t Au)	0.859	0.718	20%
Gold ounces Recoverable	22,138	14,145	57%
Gold ounces Sold	17,965	11,319	59%
Days	91	91
Average Ore Processed (t/d)	13,616	9,948	37%
Total Mined (t/d)	64,969	54,757	19%

The Company’s production during the quarter was in line with expectations. During July, the Company tested the expansion of the crushing system to 18,000 tonnes of ore per day and since the beginning of August, the Company is quickly reaching this expected target level.

“We are very pleased with progress to date as we look forward to the benefit from the increased crushing capacity of 18,000 tonnes per day as it will allow the mine to operate at an annual production rate of 100,000 ounces of gold per year. We are also in the process of updating our NI 43-101 mineral resource and mineral reserve estimates which when completed will incorporate approximately 85,000 meters of drilling at the San Fransciso mine since last July”, stated Bruce Bragagnolo, CEO of Timmins Gold Corp.

Caution Regarding Forward-Looking Statements

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as

“may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

About Timmins Gold

Focused solely in Mexico, Timmins Gold Corp is in commercial gold production at its wholly owned San Francisco gold mine in Sonora, Mexico. The mine is a past-producing open pit heap leach operation. Timmins Gold has forecast production at a rate in excess of 100,000 ounces of gold per year at a life of mine cash cost of approximately U.S. $489 per ounce. (Micon International NI 43-101F1 Technical Report dated November, 2010).

Contacts:

Timmins Gold Corp.
Bruce Bragagnolo
CEO and Director
604-638-8980
bruce@timminsgold.com
www.timminsgold.com